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                             February 29, 2024

       Gloria Nelund
       Chairman and CEO
       TriLinc Global Impact Fund, LLC
       1230 Rosecrans Ave, Suite 605
       Manhattan Beach, California 90266

                                                        Re: TriLinc Global
Impact Fund, LLC
                                                            Registration
Statement on Form S-1
                                                            Filed February 16,
2024
                                                            File No. 333-277157

       Dear Gloria Nelund:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed February 16, 2024

       Incorporation by Reference, page 23

   1. We note that you incorporate information by reference into your registration statement.
                                                        Since you have not yet
filed your Annual Report on Form 10-K for the fiscal year ended
                                                        December 31, 2023, you
are not eligible to incorporate by reference. See General
                                                        Instruction VII.C to
Form S-1. Please amend the registration statement to include all of the disclosure required
by Form S-1, or, in the alternative, file your Annual Report on
                                                        Form 10-K for the
fiscal year ended December 31, 2023, and update this section accordingly.
 Gloria Nelund
FirstName LastNameGloria
TriLinc Global Impact Fund,Nelund
                            LLC
Comapany29,
February   NameTriLinc
            2024        Global Impact Fund, LLC
February
Page 2 29, 2024 Page 2
FirstName LastName
General

2. Please update the executive compensation disclosure for fiscal year end 2023, as
         December 31, 2023 appears to be your last completed fiscal year. Refer to Item 402 of
         Regulation S- K and Question 117.05, Compliance & Disclosure Interpretations
         of Regulation S-K, available on our website at www.sec.gov.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-3491
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:      Ali Connaughton